UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the Fiscal Year Ended December 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission file Number: 0-22334
LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN
(Title of the Plan)
LODGENET ENTERTAINMENT CORPORATION
(Name of Issuer of the Securities Held Pursuant to the Plan)

DELAWARE	46-0371161

(State of Incorporation)	(IRS Employer Identification Number)
3900 West Innovation Street, Sioux Falls, South Dakota 57107
(Address of Principal Executive Offices)
(605) 988-1000
(Registrant’s Telephone Number, including Area Code)

INDEX

PAGE
Form 11-K cover page for the LodgeNet Entertainment Corporation 401(k) Plan	Cover

Index	2

Signature	3

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements of the LodgeNet Entertainment Corporation 401(k) Plan for the time periods specified below are submitted herewith together with the Independent Registered Public Accounting Firm’s report thereon:

Report of Independent Registered Public Accounting Firm	4

Statement of Net Assets Available for Benefits December 31, 2006 and 2005	5

Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2006	6

Notes to Financial Statements December 31, 2006 and 2005	7

Schedule of Assets (Held at End of Year) December 31, 2006	11

Exhibit 23-Consent of Independent Registered Public Accounting Firm	12
All other schedules are omitted since the required information is not present, or is not present in the amounts sufficient to require submission of a schedule; or because the information required is included in the financial statements and notes thereto.

Signature
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LodgeNet Entertainment Corporation 401(k) Plan (Name of Plan)

Date: June 29, 2007	/s/ Scott C. Petersen
Scott C. Petersen
President, Chief Executive Officer

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
LodgeNet Entertainment Corporation 401(k) Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of LodgeNet Entertainment Corporation 401(k) Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, us fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As discussed in Note 2, effective for plan years ended after December 15, 2006, FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans, was required to be implemented. Therefore, the presentation of the 2006 and 2005 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.
/s/PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 29, 2007

LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN
Statement of net assets available for benefits
As of December 31

	2006	2005
Investments, at fair value	$28,270,217	$22,668,272

Net assets available for benefits at fair value	28,270,217	22,668,272
Adjustment from fair value to contract value for fully benefit responsive investment contracts	20,460	19,072

Net assets available for benefits at contract value	$28,290,677	$22,687,344

     The accompanying notes are an integral part of these financial statements.

LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN
Statement of changes in net assets available for benefits
For the year ended December 31

2006
Investment income
Interest and dividend income	$1,139,790
Net appreciation of investments	2,475,329

Total investment income	3,615,119

Contributions
Participant	2,341,099
Employer	849,694
Rollover	98,093

Total contributions	3,288,886

Distributions to participants	(1,300,047)
Administrative expenses	(625)

Net increase	5,603,333
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	22,687,344

End of year	$28,290,677

     The accompanying notes are an integral part of these financial statements.

LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN
Notes to financial statements
December 31, 2006 and 2005
1 Description of the Plan
The following is not a comprehensive description of LodgeNet Entertainment Corporation 401(k) Plan (the “Plan”) and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General and Eligibility
The Plan is a contributory defined contribution plan covering all eligible full and part-time employees of LodgeNet Entertainment Corporation (the “Company”). Employees become eligible to make 401(k) pre-tax contributions to the Plan beginning on January 1, April 1, July 1 or October 1 immediately following completion of three consecutive months of service and attaining age 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code (the “Code”).
Plan Operations
The Company functions as the plan sponsor and administrator. FASCore LLC is utilized as recordkeeper and SunTrust Bank is utilized as trustee and asset custodian of the Plan.
Contributions
The maximum percentage of compensation an employee may contribute to the Plan is 50%, with an annual maximum contribution as provided by the Code. Participants may also rollover amounts representing distributions from other qualified plans into the Plan. Amounts contributed are invested at the discretion and direction of plan participants in any of the Plan’s investment options, one of which is to invest in the common stock of the Company.
The Company may make a match of participant contributions equal to 50% of the first 6% of each participant’s eligible contribution for the plan year. Amounts contributed are allocated among the investment funds in the same manner as participant contributions. During 2006, the Company elected to make this discretionary match.
The Company may make additional discretionary contributions to the Plan. In a year in which the Company chooses to make discretionary contributions, the contributions will be allocated based upon a participant’s proportionate share of total compensation for all participants and are allocated among the investment funds in the same manner as participant contributions. There were no additional discretionary contributions in 2006.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and additional discretionary contributions, plus actual earnings thereon, is based on years of service. A participant is 100% vested after five years of credited service based on the following percentages:

Percent vested
Less than one year of service	0%
One year but less than two	20
Two years but less than three	40
Three years but less than four	60
Four years but less than five	80
Five years or more	100
If a participant dies or becomes disabled while still employed by the Company, his or her entire plan account balance becomes 100% vested.
Forfeitures
Forfeitures of the nonvested account balances result from participants who withdraw from the Plan before becoming fully vested in employer contributions and earnings thereon. Forfeitures are used to reduce future employer contributions. There were $8,582 in forfeitures used to offset contributions in 2006. There were $4,956 forfeitures available for future utilization at December 31, 2006, and no forfeitures available for future utilization at December 31, 2005.

Participant Loans
Participants may borrow funds from the Plan up to 50% of their vested balance at an interest rate of 1% over the prime interest rate. The prime interest rate will be determined as of the first business day each month. Loans will not be granted in amounts less than $1,000 or greater than $50,000. Loans are evidenced by a promissory note and have a repayment period of up to five years, unless the loan qualifies as a home loan for which the repayment term is up to 15 years. At December 31, 2006, interest rates on loans range from 5.00% to 9.25%, and are due at various dates through August 2021.
Distribution of Benefits
Distributions are generally made upon termination of employment, retirement or disability. Distributions are based upon the value of participant account balances when the benefits are withdrawn and are paid in a lump sum distribution for the entire vested account balance or a portion of the vested account balance upon participation election. If the vested account balance is less than $1,000, the balance is paid in a lump sum distribution as soon as administratively possible. Distributions may be made earlier for hardship reasons in accordance with Internal Revenue Service (“IRS”) regulations.
Account Balances
Each participant’s account is credited with the participant’s contributions and an allocation of Company contributions and Plan earnings. Plan earnings are allocated based on participant account balances as defined. Participants may invest their contributions, and redirect their account balances among the various fund options, including a Company stock fund. Company contributions are invested in the same investment options as the participant contributions.
Reclassifications
Certain reclassifications have been made to prior year amounts to conform to current year classifications.
2 Summary of Significant Accounting Policies
The following significant accounting policies were used to prepare the financial statements in accordance with accounting principles generally accepted in the United States of America.
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
Investments consisting of mutual funds and Company stock are recorded at fair value as determined by SunTrust Bank, the trustee of the Plan, by reference to quoted market prices as of December 31, 2006 and 2005. Investments in common/collective trust funds are valued at the closing net asset values of the funds as determined by SunTrust Bank as of December 31, 2006 and 2005. Participant loans are valued at estimated fair value, consisting of principal outstanding and any related accrued interest.
Investment income is recorded when earned. Dividend income is recorded on ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments.
Plan Expenses
Administrative expenses of the Plan are paid by the Company. Effective October 1, 2006, the Plan permits the payment of certain Plan expenses from the Plan’s assets. There were $625 in administrative expenses paid by the Plan’s assets in 2006.
Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires the Company to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risk and Uncertainties
The Plan provides for investments that, in general, are exposed to various risks, such as interest rates, market conditions and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of investment securities, it is possible that changes in risk factors in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Adoption of New Accounting Pronouncement
In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP as of December 31, 2006.
As described in the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through the SunTrust Retirement Stable Asset Fund (“SRSA Fund”), one of the investment options available under the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The requirements of the FSP have been applied retroactively to the statement of net assets available for benefits as of December 31, 2005, presented for comparative purposes.
3 Investments
The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2006	2005
Mutual funds
Templeton Growth Fund	$3,346,481	$2,587,117
MFS Massachusetts Investors Growth Fund	2,991,760	2,804,790
T. Rowe Price Growth Stock Fund — R	2,295,972	2,047,312
STI Classic Life Vision Growth & Income Fund	1,704,138	1,420,119
American Century Income and Growth Advisor	1,533,186	1,156,620
Franklin Small-Mid Cap Growth Fund	1,102,884	1,144,040
All other mutual funds investments, individually less than 5% of Plan assets	7,477,552	5,160,894

Total mutual funds	20,451,973	16,320,892

Common/collective trust funds
SunTrust Retirement 500 Index Fund Class B	3,194,740	2,708,494
SunTrust Retirement Stable Asset Fund	2,296,797	1,831,811

Total common/collective trust funds	5,491,537	4,540,305

LodgeNet Entertainment Corporation Common Stock	1,357,623	944,687
Participant loans receivable, individually less than 5% of Plan assets	969,084	862,388

	$28,270,217	$22,668,272

Net appreciation of investments for the year ended December 31, 2006, consisted of the following:

Mutual funds	$1,307,452
Common/collective trust funds	501,704
Common stock	666,173

$2,475,329

4 Investment Contracts
The SRSA Fund includes investment contracts in its portfolio. The Plan’s participant investment balances held in the SRSA Fund had a fair value of $2,296,797 and $1,831,811 as of December 31, 2006 and 2005, respectively. The corresponding contract value, based on the underlying contract value of the SRSA as provided by the fund, was $2,317,257 and $1,850,883 as of December 31, 2006 and 2005, respectively.
The SRSA primarily invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (synthetic GICs and collective trust funds) with similar characteristics. Traditional GICs are backed by the general account of the issuer. The Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest). GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date.
5 Tax Status
The Plan obtained its latest determination letter on March 25, 2004, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since the effective date of the determination letter; however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
6 Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become fully vested in their accounts and assets will be distributed in accordance with the Plan document.
7 Party-in-Interest Transactions
The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in the securities of the Company.
Participant contributions are invested in one or more of the investment fund options under the Plan, including stock of LodgeNet Entertainment Corporation and investment funds under the trustee’s control. In 2006, the amount of such purchases and sales of funds managed by the trustee and of the Company’s stock were as follows:

	Purchases	Sales
SunTrust mutual funds and common/collective trust funds	$2,667,890	$1,288,238
LodgeNet Entertainment Corporation Common Stock	439,705	692,942

LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN
(Employer identification number: 46-0371161) (Plan number: 001)
Schedule H, line 4i — Schedule of Assets (Held At End of Year)
As of December 31, 2006

(a)	(b)	(c)	(d)	(e)
		Description of Investment,
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest, Collateral,
	Lessor or Similar Party	Par or Maturity Date	Cost	Current Value
	American Century Income & Growth Advisor	Mutual Fund	**	$1,533,186
	American Century Inflation Adjusted Bond Adv	Mutual Fund	**	104,335
	Dreyfus Premier New Leaders Fund	Mutual Fund	**	1,028,989
	Dreyfus Premier Small Cap Value	Mutual Fund	**	578,559
	Dreyfus Premier Technology Growth Fund	Mutual Fund	**	380,383
	Federated Capital Appreciation Fund	Mutual Fund	**	331,114
	Fidelity Advisor Small Cap	Mutual Fund	**	185,161
	Franklin Small-Mid Cap Growth Fund	Mutual Fund	**	1,102,884
	MFS Massachusetts Investors Growth Fund	Mutual Fund	**	2,991,760
	MFS Massachusetts Research International Fund	Mutual Fund	**	1,113,961
*	STI Classic Growth & Income Fund	Mutual Fund	**	1,396,297
*	STI Classic International Equity Index Fund	Mutual Fund	**	655,313
*	STI Classic Investment Grade Bond Fund	Mutual Fund	**	678,898
*	STI Classic Life Vision Aggressive Growth Fund	Mutual Fund	**	512,765
*	STI Classic Life Vision Growth & Income Fund	Mutual Fund	**	1,704,138
*	STI Classic Life Vision Moderate Growth Fund	Mutual Fund	**	511,777
	Templeton Growth Fund	Mutual Fund	**	3,346,481
	T. Rowe Price Growth Stock Fund	Mutual Fund	**	2,295,972
*	SunTrust Retirement 500 Index Fund Class B	Common/Collective Trust Fund	**	3,194,740
*	SunTrust Retirement Stable Asset Fund	Common/Collective Trust Fund	**	2,296,797
*	LodgeNet Entertainment Corporation	Common Stock, 54,239 shares	**	1,357,623
*	Participant Loans	Interest ranging from 5.00% to	**
		9.25%, due at various dates through

		August 2021		969,084

	Total investments at fair value			$28,270,217
	Adjustment from fair value to contract value for fully benefit responsive investment contracts			20,460

	Total investments at contract value			$28,290,677

* Denotes party-in-interest to the Plan.
** Historical cost information is not required for participant-directed investments under ERISA.